SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 14D-9
                               (RULE 14d-101)


                SOLICITATION/RECOMMENDATION STATEMENT UNDER
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                       HOMESTEAD VILLAGE INCORPORATED
                         (Name of Subject Company)


                       HOMESTEAD VILLAGE INCORPORATED
                    (Name of Person(s) Filing Statement)


        Common Stock, Preferred Share Purchase Rights $.01 par value
                       (Title of Class of Securities)


                                 437851108
                   (CUSIP Number of Class of Securities)


                        Jeffrey A. Klopf , Secretary
                       Homestead Village Incorporated
                             125 Lincoln Avenue
                         Santa Fe, New Mexico 87501
                               (505) 982-9292


    (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                With Copies to:

 Randolph C. Coley, Esq.       Edward J. Schneidman, Esq.        Adam O. Emmerich, Esq.
     King & Spalding              Mayer, Brown & Platt        Wachtell, Lipton Rosen & Katz
1100 Louisiana, Suite 3300      190 South Lasalle Street          51 West 52nd Street
   Houston, Texas 77002         Chicago, Illinois 60603         New York, New York 10019
     (713) 751-3200                 (312) 782-0600                  (212) 403-1000



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE                       Homestead Contact :
------------                       James Potts  (800) 201-9455

                                   Security Capital Contact:
                                   William R. (Todd) Fowler (800) 988-4304


                   HOMESTEAD VILLAGE AND SECURITY CAPITAL
                         ANNOUNCE MERGER AGREEMENT

ATLANTA (May 2, 2000) - Homestead Village Incorporated (NYSE: HSD) and Security Capital Group Incorporated (NYSE: SCZ) announced today that they have entered into a definitive merger agreement providing for the acquisition by cash tender offer by Security Capital of all the publicly held shares of Homestead's common stock and the associated preferred share purchase rights at a price of $4.10 per share. Security Capital currently owns approximately 87% of Homestead's outstanding common stock.

Any shares of Homestead common stock and associated preferred share purchase rights not purchased in the tender offer will be acquired by Security Capital in a subsequent merger transaction at the same $4.10 per share cash price.

A Special Committee consisting of independent directors of the Homestead Board of Directors reviewed and recommended approval of the offer by the full Board of Directors. The Committee's recommendation, and the Board's approval, are based on a number of factors, including the opinion of Stern Stewart & Co., the financial advisor to the Special Committee, that the $4.10 per share consideration to be received by the public stockholders of Homestead in the transaction is fair from a financial point of view to such holders.

The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission (SEC) and mailed to Homestead stockholders.

The Homestead Board of Directors also approved postponement of Homestead's annual stockholders' meeting previously scheduled for June 8, 2000.

Homestead, based in Atlanta, is an owner and operator of 136 extended-stay-lodging facilities in 28 states. Focused on the business traveler, Homestead has developed an operating system designed to ensure a consistent, high-quality, uniform lodging experience.

Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe. More information on Security Capital may be found on Security Capital's web site at www.securitycapital.com.

                                    ###

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Homestead. At the time the offer is commenced, Security Capital will file a tender offer statement with the SEC and Homestead will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Homestead at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the solicitation/recommendation statement will also be available at no charge at the SEC's web site at www.sec.gov.

N e w s  R e l e a s e                         Contact:  A. Richard Moore, Jr.
----------------------                         (800) 201-9455/(770) 303-8370


                         HOMESTEAD VILLAGE REPORTS
               FIRST QUARTER 2000 EARNINGS OF $0.07 PER SHARE


         ATLANTA - (May 2, 2000) Homestead Village Incorporated (NYSE:HSD) today reported diluted earnings per share of $0.07 per share in the first quarter 2000, compared with a loss per share of $(0.50) in the first quarter 1999. Net earnings for the first quarter 2000 were $8.49 million, compared to a loss of $(18.96) million in the first quarter 1999.

         Homestead reported EBITDA (earnings before interest, taxes, depreciation and amortization) of $0.22 per diluted share for the first quarter 2000. Per-share EBITDA in the first quarter 1999 was $0.29. The diluted weighted average shares outstanding in the first quarter 2000 was
141.5 million shares, compared with 57.5 million shares in the first quarter 1999. Aggregate EBITDA for the first quarter 2000 was $30.48 million, compared to $16.43 million in the first quarter 1999.

Property-Level Operating Performance

         RevPAR (revenue per available room) increased in the first quarter for the total portfolio. First quarter 2000 weekly RevPAR for the total portfolio increased 14.0% to $252, compared to $221 in the first quarter 1999. The average weekly rate decreased 0.8% to $349 (from $352 in the prior year period), while first quarter occupancy increased 940 basis points, from 62.8% in first quarter 1999 to 72.2% in first quarter 2000. The property-level operating margin for the total portfolio increased 320 basis points to 57.4% in the first quarter 2000, compared to 54.2% in the first quarter 1999.


                         Total Homestead Portfolio
-------------------------------------------------------------------------------
                                1Q99      2Q99      3Q99      4Q99       1Q00
-------------------------------------------------------------------------------
       Operating Properties        125       129       136       136       136
       Average Occupancy         62.8%     70.9%     75.2%     71.4%     72.2%
      Average Weekly Rate         $352      $352      $347      $345      $349
            Weekly RevPAR         $221      $250      $261      $246      $252
  Property Operating Margin      54.2%     54.1%     60.1%     56.3%     57.4%
-------------------------------------------------------------------------------


                                  - more -

         James Potts, Homestead's president and chief operating officer, said, "Property-level profitability is a key component of the company's improved financial performance; therefore, we are very pleased with achieving a 5.1% increase in our `same-store' RevPAR while simultaneously raising the operating margin for these properties by 40 basis points. We have a dedicated operating team who are focused on combining a high level of customer satisfaction with operating profitability."

         Weekly RevPAR for the company's 100 same-store properties was $230 in the first quarter 2000, a 5.1% increase over the same-store RevPAR of $219 for the year ago period. The company's same-store results include only properties that were both operational and stabilized during both periods. Same-store weekly rate decreased 3.3% to $326 from $337, while occupancy increased 560 basis points from 65.1% in the first quarter 1999 to 70.7% in the first quarter 2000. Property-level operating margin for the same-store properties increased 40 basis points to 55.4% in first quarter 2000 (from 55.0% in first quarter 1999).

Debt and Long-Term Liabilities

         Homestead has been using some of its cash from operations and proceeds from the land-held-for-sale transactions to pay-down its debt obligations. As of March 31, 2000, Homestead's debt obligations totaled approximately $442.2 million, including the company's $139.9-million capital lease obligation. As of April 28, 2000, there were no drawings under the company's $35-million revolving line of credit.

                             1Q99    2Q99    3Q99    4Q99    1Q00    28-Apr-00
-------------------------------------------------------------------------------
Debt & Long-Term
Liabilities/Total Assets    61.4%   46.8%    46.5%   43.0%   40.3%      39.8%
-------------------------------------------------------------------------------

Reduction in Overhead Costs

         In the first quarter 2000, total overhead costs were $24.5 million on an annualized basis, approximately 50% of the first quarter 1999 annualized overhead costs of $48.6 million. Management believes that the current annualized overhead level is appropriate for a company operating 136 stabilized properties.

                                             Annualized Overhead Costs
                                  ---------------------------------------------
                                   1Q99     2Q99      3Q99     4Q99     1Q00
-------------------------------------------------------------------------------
   Capitalized Overhead Costs    $10,608   $5,008    $2,740     $604     $692
      Expensed Overhead Costs     38,035   35,156    29,330   26,628   23,808
-------------------------------------------------------------------------------
         Total Overhead Costs    $48,643  $40,164   $32,070  $27,232  $24,500
-------------------------------------------------------------------------------

Land-Held-for-Sale

         Homestead has sold fourteen of its 23 parcels of land-held-for-sale with net proceeds of $82.6 million. An additional four properties are under contract with estimated net proceeds of approximately $9.2 million. The total net proceeds from these 18 parcels would be approximately $91.8 million or 96% of the $95.5 million carrying value of the land-held-for sale. The company is continuing to market the remaining five land parcels that have not been sold or placed under contract.

                                  - more -

Homestead Board Announces Merger Agreement

         Homestead announced on May 2, 2000, that it has entered into a definitive merger agreement providing for the acquisition by cash tender offer by Security Capital Group Incorporated (NYSE:SCZ) for all the publicly-held shares of Homestead's common stock and the associated preferred share purchase rights at $4.10 per share. Security Capital Group currently owns 87% of Homestead's outstanding common stock. Any shares of Homestead common stock and associated preferred share purchase rights not purchased in the tender offer will be acquired by Security Capital Group in a subsequent merger transaction at the same $4.10 per share cash price.

         A special committee consisting of the independent directors of Homestead's board reviewed and recommended approval of the offer by the Company's full board. The special committee's recommendation, and the board's approval, is based on a number of factors, including the opinion of Stern Stewart & Co., the financial advisor to the special committee that the $4.10 per share consideration to be received by the public shareholders of Homestead in the transaction is fair from a financial point of view to such holders.

         The tender offer will commence shortly and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Homestead stockholders.

Homestead Annual Meeting of Shareholders

         In light of the tender offer by Security Capital Group, Homestead's board of directors has decided it is in the best interest of shareholders to delay the Annual Meeting which had been scheduled for June 8, 2000.

         Homestead, based in Atlanta, Georgia, is an owner and operator of 136 extended stay-lodging facilities in 28 states. Focused on the business traveler, Homestead has developed an operating system designed to ensure a consistent, high-quality, uniform lodging experience.

                                    # # #

 Homestead's news releases and corporate information are available on the company's website at www.stayhsd.com


In addition to historical information, this news release contains forward-looking statements under the federal securities laws. These statements are based on current expectations, estimates, and projections about the industry and markets in which Homestead operates, management's beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Actual operating results may be affected by changes in national and local economic conditions, competitive market conditions, changes in financial markets or interest rates that could adversely affect Homestead's cost of capital and its ability to meet its financing needs and obligations, weather, and the ability of potential buyers of land-held-for-sale to obtain financing for such purchases, and therefore, may differ materially from what is expressed or forecasted in this news release.

Nothing in this announcement is either an offer to purchase or a solicitation of an offer to sell shares of the company. At the time the offer is commenced, Security Capital Group will file a tender offer statement with the SEC and Homestead will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Homestead, at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement will also be available at no charge at the SEC's website at www.sec.com.

                             Homestead Village
                            First Quarter 2000
                        Unaudited Financial Results
                Statements of Operations, EBITDA and EBDADT
                 (In thousands, except per share amounts)

                                                                   Three Months Ended March 31,
                                                                ------------------------------------
                                                                      2000              1999
 Room revenues and other property revenues                      $     59,869       $     48,125
 Property operating expenses                                         (25,489)           (22,030)
 Corporate operating expenses                                         (6,010)            (9,694)
 Miscellaneous revenues                                                  191                 25
                                                                ------------------------------------
 EBIDTA, before special charge                                  $     28,561       $     16,426

 Interest income                                                         262                154
 Net interest expense                                                (11,290)           (11,316)
 Depreciation and amortization                                       (10,962)            (9,997)
 Gain on sale of depreciable assets                                        2                  2
 Provision for income taxes                                                -                  -
                                                                ------------------------------------
 Earnings (loss) before cumulative effect
   of accounting change                                         $      6,573       $     (4,731)
 Cumulative effect of accounting change                                    -            (14,230)
                                                                ------------------------------------
 Net earnings (loss) before special charge                      $      6,573       $    (18,961)
 Special charge credit                                                 1,922                  -
                                                                ------------------------------------
 Net earnings (loss)                                            $      8,495       $    (18,961)
                                                                ====================================

 Reconciliation of Earnings (Loss) to EBDADT:
 Net earnings (loss)                                            $      8,495       $    (18,961)
 Add back:
   Real property depreciation                                         10,073              9,120
   Gain on sale of depreciable assets                                     (2)                (2)
   Amortization of trademark and intangibles                             621                621
   Cumulative effect of accounting change for organizational,
        pre-opening, and start-up activities                               -             14,230
                                                                ------------------------------------
 EBDADT                                                         $     19,187       $      5,008
   Add back of net convertible debt interest, if dilutive                  -                  -
                                                                ------------------------------------
 Diluted EBDADT                                                 $     19,187       $      5,008
                                                                ====================================


 EBITDA                                                         $     30,483       $     16,426
 EBITDA before special charge                                   $     28,561       $     16,426

 Diluted EBITDA per share                                       $       0.22       $       0.29
 Diluted EBITDA per share before special charge                 $       0.20       $       0.29


 Net earnings (loss)                                            $      8,495       $    (18,961)
 Net earnings (loss) before special charge                      $      6,573       $    (18,961)

 Diluted earnings (loss) per share (1)                          $       0.07       $      (0.50)
 Diluted earnings (loss) per share before special charge (1)    $       0.05       $      (0.50)


 Diluted EBDADT                                                 $     19,187       $      5,008
 Diluted EBDADT before special charge                           $     17,265       $      5,008

 Diluted EBDADT per share (1)                                   $       0.16       $       0.13
 Diluted EBDADT per share before special charge (1)             $       0.14       $       0.13


 Weighted average shares outstanding:
   Basic                                                             120,031             38,245
                                                                ====================================
   Diluted                                                           141,464             57,492
                                                                ====================================

 (1)  Basic per share results are presented where diluted calculations produce anti-dilutive results.


                      Supplemental Information Page 1


                             Homestead Village
                            First Quarter 2000
                        Unaudited Financial Results

                Balance Sheets and Statements of Cash Flows
                              (In thousands)

   Balance Sheets:
                                                             March 31,           December 31,
   Assets                                                       2000               1999
------------------------------------------------------------------------------------------------
   Cash and cash equivalents                               $       214         $   20,747
   Investment in property and equipment, net                 1,021,806          1,039,991
   Other assets                                                 75,197             72,702
------------------------------------------------------------------------------------------------
     Total assets                                            1,097,217          1,133,440
------------------------------------------------------------------------------------------------

   Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------------------
   Liabilities:
     Lines of credit                                            80,949            125,449
     Convertible mortgages payable                             221,334            221,334
     Capital lease obligation                                  139,930            140,854
     Accrued special charge expenses                             2,130              5,372
     Accounts payable, accrued expenses and other liabilities   36,033             32,094
------------------------------------------------------------------------------------------------
     Total liabilities                                         480,376            525,103
------------------------------------------------------------------------------------------------

   Shareholders' equity                                        616,841            608,337
------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity            $ 1,097,217        $ 1,133,440
------------------------------------------------------------------------------------------------


   Statements of Cash Flows:                                 Three Months Ended March 31,
                                                                2000               1999
------------------------------------------------------------------------------------------------
   Operating Activities:
     Net property operating income                         $    34,380         $   26,095
     Miscellaneous revenues                                        191                 25
     Interest income                                               262                154
     Less:
       Corporate operating expenses                              5,952              9,509
       Special charge credit                                    (1,922)                 -
       Gains on sales of land                                      713                  -
       Holding cost on land held for sale                           58                  -
       Interest expense                                         11,290             11,316
       Current tax expense                                           -                  -
------------------------------------------------------------------------------------------------
   Net cash flow provided by operating activities               18,742              5,449
------------------------------------------------------------------------------------------------

   Investing Activities:
     Capital expenditures:
       Real estate development                                    (983)           (41,644)
       Other capital expenditures                                 (576)            (2,191)
       Proceeds from sales of land                               9,996                  -
     Other balance sheet accounts                                 (870)           (17,590)
------------------------------------------------------------------------------------------------
   Net cash flow provided by (used in) investing activities      7,567            (61,425)
------------------------------------------------------------------------------------------------

   Financing Activities:
     Line of credit advances, net of repayments                (44,500)            41,920
     Mortgage debt advances (repayments)                             -           (122,028)
     Deferred loan costs for line of credit                     (1,418)            (2,377)
     Capital lease obligation, net of payments                    (924)           143,260
------------------------------------------------------------------------------------------------
   Net cash flow provided by (used in) financing activities    (46,842)            60,775
------------------------------------------------------------------------------------------------

   Net increase in cash and cash equivalents                   (20,533)             4,799
   Cash and cash equivalents, beginning of period               20,747             12,144
------------------------------------------------------------------------------------------------

   Cash and cash equivalents, end of period                $       214         $   16,943
------------------------------------------------------------------------------------------------




                      Supplemental Information Page 2


                             Homestead Village
                            First Quarter 2000
                        Unaudited Financial Results
                  Debt Outstanding and Share Information
                 (In thousands, except per share amounts)

                                                            March 31,  December 31,
      Debt:                                                    2000       1999
                                                            -----------------------
      Lines of credit, due February 28, 2003                   $80,949  $125,449
      Capital lease obligation, amortizing through December    139,930   140,854
      Convertible mortgage notes payable, due October 31, 20   221,334   221,334
                                                            -----------------------
        Total debt                                            $442,213  $487,637
                                                            =======================

      Common Shares Issued and Outstanding and Issuable:         As of March 31,
                                                            -----------------------
                                                               2000       1999
                                                            -----------------------
      Common shares issued and outstanding                     120,031    38,245
      Shares issuable upon conversion of convertible mortgag    21,191    19,246
      Options outstanding                                        3,340     3,701
                                                            -----------------------
                                                               144,562    61,192
                                                            =======================


      Per Share Data: (1)                                    Before Special Charge      After Special Charge
                                                            -----------------------     --------------------
                                                                Three Months Ended       Three Months Ended
                                                                    March 31,                March 31,
                                                            -----------------------     --------------------
                                                               2000       1999          2000       1999
                                                            -----------------------     --------------------
      Earnings (loss) per share data (2):
      Earnings (loss) attributable to common shares             $6,573   ($4,731)        $8,495    ($4,731)
        Convertible mortgage interest                            -         -             -           -
                                                            -----------------------     --------------------
      Earnings (loss) attributable to common shares
        and assumed conversions                                 $6,573   ($4,731)        $8,495    ($4,731)
                                                            =======================     ====================
      Weighted average shares outstanding - basic              120,031    38,245        120,031     38,245
      Increase in shares which would result from:
        Exercise of options                                      -         -             -           -
        Conversion of mortgages                                  -         -             -           -
                                                            -----------------------     --------------------

      Weighted average shares outstanding - diluted            120,031    38,245        120,031     38,245
                                                            =======================     ====================
      Per share earnings (loss)
        Basic                                                    $0.05    ($0.12)         $0.07     ($0.12)
                                                            =======================     ====================
        Diluted                                                  $0.05    ($0.12)         $0.07     ($0.12)
                                                            =======================     ====================

      EBDADT per share data:
      EBDADT attributable to common shares                     $17,265    $5,008        $19,187     $5,008
        Convertible mortgage interest                            -         -             -           -
                                                            -----------------------     --------------------
      EBDADT attributable to common shares
        and assumed conversions                                $17,265    $5,008        $19,187     $5,008
                                                            =======================     ====================

      Weighted average shares outstanding - basic              120,031    38,245        120,031     38,245
      Increase in shares which would result from:
        Exercise of options                                      -         -             -           -
        Conversion of mortgages                                  -         -             -           -
                                                            -----------------------     --------------------
      Weighted average shares outstanding - diluted            120,031    38,245        120,031     38,245
                                                            =======================     ====================

      Per share EBDADT
        Basic                                                    $0.14     $0.13          $0.16      $0.13
                                                            =======================     ====================
        Diluted                                                  $0.14     $0.13          $0.16      $0.13
                                                            =======================     ====================

      (1) Convertible debt is not assumed to be converted and the exercise of options is not assumed in periods where the effects are anti-dilutive.
      (2) Per share earnings results for 1999 are presented before the cumulative effect of an accounting change.

                      Supplemental Information Page 3

                             Homestead Village
                            First Quarter 2000
                        Unaudited Financial Results
                      Operating Property Performance


                                                Three Months Ended March 31,
                                                -------------------------------
                                                      2000       1999   Change
                                                -------------------------------
Stabilized, Comparable Properties
("Same-store"): (1)

  Number of properties                                 100        100      0.0%
  RevPAR (3)                                           $230       $219     5.1%
  Average Weekly Rate (4)                              $326       $337    -3.3%
  Occupancy %                                         70.7%      65.1%     5.6
  Property Operating Income Margin                    55.4%      55.0%     0.4
  Investment in Comparable Properties (000's)      $743,314   $743,314     0.0%
  Percent of Comparable Investment to Total Inve      68.2%      76.2%    (8.0)

Stabilized Properties: (2)

  Number of properties                                 136        100     36.0%
  RevPAR (3)                                           $252       $219    14.9%
  Average Weekly Rate (4)                              $349       $337     3.7%
  Occupancy %                                         72.2%      65.1%     7.1
  Property Operating Income Margin                    57.4%      55.0%     2.4
  Investment in Stabilized Properties (000's)    $1,090,137   $743,314    46.7%
  Percent of Stabilized Investment to Total Inve     100.0%      76.2%    23.8

Pre-stabilized Properties:

  Number of properties                                 n/a         25       n/a
  RevPAR (3)                                           n/a        $228      n/a
  Average Weekly Rate (4)                              n/a        $430      n/a
  Occupancy %                                          n/a       53.2%      n/a
  Property Operating Income Margin                     n/a       51.4%      n/a
  Investment in Pre-stabilized Properties (000's       n/a    $232,503      n/a
  Percent of Pre-stabilized Investment to Total        n/a       23.8%      n/a

Total Properties:

  Number of properties                                 136        125      8.8%
  RevPAR (3)                                           $252       $221    14.0%
  Average Weekly Rate (4)                              $349       $352    -0.8%
  Occupancy %                                         72.2%      62.8%     9.4
  Property Operating Income Margin                    57.4%      54.2%     3.2
  Investment in Operating Properties (000's)     $1,090,137   $975,816    11.7%



Notes:
-----
(1) Stabilized, comparable properties represent those properties that were stabilized as of the beginning of the first quarter of 1999.

(2) Stabilized properties represent those properties that have achieved 80% occupancy or have been open for 24 weeks. The three months ended March 31, 2000 includes one property which became stabilized during the period.

(3) Weekly revenue per available room ("RevPAR") is determined by dividing room revenue by the number of guest room days available for the period and multiplying by seven.

(4) Average weekly rate is determined by dividing room revenue by the number of guest room days occupied for the period and multiplying by seven.



                      Supplemental Information Page 4

                             Homestead Village
                            First Quarter 2000
                        Unaudited Financial Results
        Regional Portfolio Information and Corporate Overhead Costs
                       (Dollar amounts in thousands)



Regional Portfolio Information:
                                      Number of
              Region       States     Properties     Investment
           ------------------------------------------------------------
            Northeast    CT,DE,MA            21      $          207,522
                         MD,NJ,PA
                         VA (northern)

            Southeast    AL,FL,GA            23                 192,892

            West         CA,NV               19                 173,728

            Midwest      IL,KS,MI            17                 146,424
                         MO,MN,OH
                         WI

            Mountain     AZ,CO,NM           20                  145,805
                         OR,UT,WA

            Southwest    TX                 25                  128,543

            East         NC,TN,VA           11                    95,223
            ------------------------------------------------------------
            Totals                         136       $         1,090,137






Actual Corporate Overhead Costs:

                                     Corporate Overhead Costs (1)
                          -----------------------------------------------------
                           Q1 1999    Q2 1999      Q3 1999    Q4 1999   Q1 2000
-------------------------------------------------------------------------------
Capitalized costs (annual  $10,608     $5,008       $2,740       $604      $692
Expensed costs (annualize   38,035     35,156       29,330     26,628    23,808
-------------------------------------------------------------------------------
Total (annualized)         $48,643    $40,164      $32,070    $27,232   $24,500
                          =====================================================

(1) Represents a projection of annual costs calculated by annualizing the costs for the individual quarters.





                      Supplemental Information Page 5